



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05045431

February 18, 2005

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	2/18/2005

Re: CVS Corporation
Incoming letter dated December 27, 2004

Dear Mr. Goldberg:

This is in response to your letters dated December 27, 2004; January 4, 2005; and January 21, 2005 concerning the shareholder proposal submitted to CVS by William Steiner. We also have received letters on the proponent's behalf dated December 28, 2004; January 4, 2005; January 7, 2005; and January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 27, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted by Mr. William Steiner (the "Proponent") for inclusion in the proxy materials ("2005 Proxy Materials") that CVS intends to distribute in connection with its 2005 Annual Meeting of Stockholders. We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on the provisions of Rules 14a-8(b), 14a-8(f) and 14a-8(i), CVS omits the Proposal from its 2005 Proxy Materials. CVS expects to file definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before CVS files its definitive 2005 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and to his nominated proxy, Mr. John Chevedden, as notification of the Company's intention to omit the Proposal from its 2005 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its 2005 Proxy Materials based on the following:

(1) the Proponent has failed to demonstrate his eligibility under Rule 14a-8(b) and the Proponent has failed to adequately correct the eligibility deficiency within 14 calendar days of receiving notice of such deficiency;

(2) the Proposal is improper pursuant to Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations; and/or

(3) the Proposal is improper pursuant to Rule 14a-8(i)(3) as it contains materially false and misleading statements of fact.

Rules 14a-8(b) and 14a-8(f)

The Company first received the Proposal at its executive offices on October 7, 2004, notwithstanding the fact that the Proponent's cover letter is apparently dated September 28, 2004. A copy of the Proponent's cover letter and the Proposal is attached hereto as Exhibit A. The Proponent indicated in the cover letter that he intended to meet the continuous ownership requirements of Rule 14a-8. Rule 14a-8(b) provides that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the stockholder submits the proposal. The notes at the end of the Proposal state that "Verification of stock ownership will be forwarded".

By letter dated October 15, 2004 (the "October 15 letter"), a copy of which is attached hereto as Exhibit B, the Company informed both the Proponent and Mr. Chevedden of the eligibility requirements of Rule 14a-8(b) and enclosed a copy of Rule 14a-8 for their reference. As the Proponent does not appear on the Company's records as a registered stockholder, the October 15 letter requested that the Proponent or Mr. Chevedden provide the Company, within 14 calendar days of receipt of the letter, a written statement of the record holder of the Proponent's securities verifying that, as of the time of submission of the Proposal, the Proponent had continuously held at least $2,000 in market value of the Company's securities for at least one year. The October 15 letter was delivered to Mr. Chevedden and to the Proponent on October 19, 2004. Proof of such delivery is attached hereto as Exhibit C.

On December 10, 2004, Mr. Zenon Lankowsky, the General Counsel and Secretary of the Company, spoke with Mr. Chevedden by telephone. Mr. Chevedden purported to say in that conversation that he had, after receiving the October 15 letter, sent by facsimile to the Company a written statement of the record holder evidencing the Proponent's ownership of the Company's common stock. Mr. Lankowsky informed Mr. Chevedden that he had no record of the Company receiving that written statement and asked that Mr. Chevedden forward the statement to the Company. Mr. Chevedden asked that the Company confirm in writing that it had not received the written statement, which the Company did by letter dated December 14, 2004, a copy of which is attached hereto as Exhibit D. Proof of delivery of that letter to the Proponent and Mr. Chevedden on December 15, 2004 is attached hereto as Exhibit E. On December 15, 2004, Mr. Chevedden sent an e-mail to Mr. Lankowsky (the "December 15 e-mail") requesting that the Company make "a reasonable search of the incoming fax log between the fax machine that received the original proposal and my FX: 310-371-7872 for the week of October 18, 2004". The Company was advised by the service provider that maintains the relevant facsimile machine that the machine does not keep a stored log of incoming facsimile information. The Company also undertook a search of the facsimile machine and could not locate any stored incoming facsimile information. Mr. Tom Moffatt, Senior Legal Counsel – Corporate of the Company, informed Mr. Chevedden of this by an e-mail dated December 16, 2004, a copy of which, together with a copy of the December 15 e-mail, is attached hereto as Exhibit F.

Rule 14a-8(f) provides that after receiving notice of procedural or eligibility deficiencies, a proponent must provide a response postmarked, or electronically transmitted, no later than 14 days from the date the proponent received the company notification. To date, the Company has not received from either the Proponent or Mr. Chevedden a written statement of the record holder evidencing the Proponent's requisite ownership of the Company's common stock. The Staff has consistently taken the position that if a proponent does not timely provide sufficient supporting documentation that they satisfy the eligibility requirement of holding the required number of a company's securities continuously for the one-year period required by Rule 14a-8(b), the Staff will not recommend enforcement action when the company excludes the proposal under Rule 14a-8(f). See *FedEx Corporation* (May 13, 2004); *Citigroup, Inc.* (January 15, 2004); and *Burlington Northern Santa Fe Corporation* (January 9, 2004).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant", provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has interpreted this 14a-8(i)(7) exclusion to include proposals relating to "general compensation issues." See *Caterpillar, Inc.* (February 13, 1992) and *Lucent Technologies, Inc.* (November 6, 2001). The Staff has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive and director compensation issues are not excludable. See *Xerox Corp.* (March 25, 1993) (referring to senior executive compensation as an includable matter); *Battle Mountain Gold Company* (Feb. 13, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); and *Phillips Petroleum Company* (March 13, 2002) (unclear whether a proposal for a salary increase of the "Chairman and other officers" was directed at compensation only of executive officers and could be excluded unless revised to be limited to executive compensation). We understand that it is the Staff's view that the distinction between senior executive compensation and general compensation issues has significant policy implications and therefore proposals directed solely to the compensation of senior executives of the Company are not excludable on the grounds of "ordinary business operations." See *Baltimore Gas and Electric* (February 13, 1992); *Sprint Corporation* (March 9, 1993); and Division of Corporate Finance: Staff Legal Bulletin No. 14A (July 12, 2002) (relating to equity compensation plans).

The Proposal is improper because it targets compensation policies beyond those applicable to just senior executives. The use of the words "no officer of the Corporation" (emphasis added), is vague, and indicates that the Proposal is intended to apply to all officers and not only "senior executives". The Company notes that the Staff has previously permitted exclusion of proposals that employed language similar to that in the Proposal. See *Lucent Technologies, Inc.* (November 6, 2001) (proposal relating to "all officers and directors" could be excluded) and *Phillips Petroleum Company* (March 13, 2002) (unclear whether a proposal for a salary increase of the "Chairman and other officers" was directed at compensation only of executive officers and therefore could be excluded unless revised to be limited to executive compensation).

Furthermore, the supporting statement section of the Proposal provides that the Proponent believes it is reasonable to "require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts generally deductible under federal income taxes". This statement is a further indication that the Proposal relates to all CVS officers, not just executive officers. In any event, insofar as relating to executive officers, this request for additional disclosure seems inappropriate and duplicative of that already required by the Commission's rules to be included in our proxy statement.

The Company believes that the Proposal addresses "general compensation issues" and may therefore be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) authorizes the exclusion of formal proposals and supporting statements that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Staff recently confirmed that exclusion or modification of a statement may be appropriate where the company receiving the proposal "demonstrates objectively that a factual statement is materially false or misleading." See Staff Legal Bulletin No. 14B (CF) (September 15, 2004). As set forth below, the Company believes that the Proposal contains several factually incorrect statements that make the Proposal, as a whole, materially false and misleading.

First, the Proposal states that "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration...". This is apparently a reference to Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). That section of the Code, however, relates only to the deductibility of compensation paid to the five highest paid officers, a fact referred to in the third paragraph of the Proposal's supporting statement. It does not relate to the compensation of other officers and generally all other officer remuneration is fully deductible under the Code.

Second, the same misunderstanding appears in the second paragraph of the supporting statement section of the Proposal which provides that the "proposal would require that our company not pay <u>any executive compensation</u> in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes..." (emphasis added). This again incorrectly implies that there is a limit under the Code on the deductibility of compensation paid to any executive, not just the five highest paid.

Finally, as noted above, the supporting statement section of the Proposal provides that the Proponent believes it is reasonable (and the Company considers that the apparent purpose of the Proposal is) to "require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts generally deductible under federal income taxes" – the focus being on deductibility. This statement of the Proposal's (apparent) purpose is misleading as the Proposal is worded to cover all CVS officers, not just those whose remuneration is subject to the deductibility limit in Section 162(m) of the Code.

The Company considers each of these statements to be materially misleading and excludable under Rule 14a-8(i)(3). The Company acknowledges that the Staff has indicated that it will permit revisions that are minor in nature and do not alter the substance of the proposal. See Staff Legal Bulletin No. 14B (CF) (September 15, 2004). However, the Staff has also stated that it may be proper to exclude an entire formal proposal and/or supporting statement as materially false or misleading if the formal proposal or supporting statement would require detailed and extensive editing in order to bring them into compliance with the proxy rules. See Staff Legal Bulletin No. 14B (CF) (September 15, 2004).

Given the nature and extent of the Proposal's defects, as set out above in relation to both Rule 14a-8(i)(3) and Rule 14a-8(i)(7), the Company considers that it is appropriate for the Proposal to be excluded.

For the foregoing reasons, the Company respectfully submits that the Proposal be excluded from its 2005 Proxy Materials.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (212) 450-4539 or (212) 450-4325, respectively, if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg
Nick McGlew

Attachments

cc w/ att: Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

William Steiner
John Chevedden

(NY) 12700/001/COR04/steiner.no.act.ltr.doc

EXHIBIT "A"

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Thomas M. Ryan
CVS Corporation (CVS)
One CVS Dr
Woonsocket RI 02895

Dear Mr. Ryan,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner [signature] 9/18/04

William Steiner Date

cc: Zenon P. Lankowsky, Corporate Secretary
PH: 401 765-1500
FX: 401 762-2137
FX: 401-765-7887

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT "B"

CVS/pharmacy®

ZENON P. LANKOWSKY
Vice President, General Counsel and Secretary

October 15, 2004

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

CVS Corporation (the "Company") acknowledges receipt of Mr. William Steiner's shareholder proposal on October 7, 2004, included with Mr. Steiner's letter dated September 28, 2004 (but received by the Company on October 7, 2004).

Pursuant to Rule 14a-8(b) of the Securities and Exchange Act of 1934, in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a shareholder must meet certain eligibility requirements and provide the Company with evidence of his eligibility. Under Rule 14a-8(b), such eligibility may be evidenced by a written statement from the record holder of the shareholder's securities verifying that at the time of the submission of the proposal the shareholder continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the proposal at the meeting for at least one year. No such verification has been received by the Company from the record holder of Mr. Steiner's common stock and therefore the proposal is deficient.

If the Company does not receive this information within 14 calendar days from the date of your receipt of this letter, the Company will take steps to exclude Mr. Steiner's proposal. Should this information be provided in the above timeframe, the Company may still seek to have the proposal excluded on one of the bases set forth in Rule 14a-8(i). A copy of Rule 14a-8 is enclosed for your reference.

Sincerely,

Zenon P. Lankowsky
Vice President, General Counsel and Secretary

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Via UPS

ONE CVS DRIVE, WOONSOCKET RI 02895 401-770-3550 FAX 401-765-7887 EMAIL ZPLANKOWSKY@CVS.COM copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT "C"

UPS Next Day Air — Shipper's Copy 1

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 033 929 22 1002 948 7

1 SHIPMENT FROM
UPS ACCOUNT NO. 033929
REFERENCE NUMBER 99525
NAME Zenon Lankowsky
TELEPHONE 401-765-1500
COMPANY CVS HEADQUARTERS
STREET ADDRESS 1 CVS DR
CITY AND STATE WOONSOCKET RI
ZIP CODE 02895-6146

2 DELIVERY TO
NAME Mr. William Steiner
TELEPHONE
COMPANY
STREET ADDRESS 112 Abbottsford Gate
DEPT/FLR
CITY AND STATE Piermont, NY
ZIP CODE 10968

3 WEIGHT — ENTER "LTR" IF LETTER: LTR

4 [X] NEXT DAY AIR [ ] EXPRESS (INTL)
FOR WORLDWIDE EXPRESS SHIPMENTS [ ] DOCUMENTS ONLY

5 [ ] SATURDAY PICKUP [ ] SATURDAY DELIVERY
[ ] INSURED VALUE $ ______ AMOUNT
[ ] C.O.D. $ ______ AMOUNT

6 [ ] An Additional Handling Charge applies for certain items. See instructions.

7 BILL SHIPPER [X] — BILL RECEIVER [ ] — BILL THIRD PARTY [ ] — CREDIT CARD [ ] — CHECK [ ]

8 THIRD PARTY'S UPS ACCT NO. OR MAJOR CREDIT CARD NO. — EXPIRATION DATE
THIRD PARTY'S COMPANY NAME
STREET ADDRESS
CITY AND STATE — ZIP CODE

9 SHIPPER'S SIGNATURE X [signature]
DATE OF SHIPMENT 10/18/04

UPS Next Day Air — Shipper's Copy 1

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 033 929 22 1002 947 8

1 SHIPMENT FROM
UPS ACCOUNT NO. 033929
REFERENCE NUMBER 99525
NAME Zenon Lankowsky
TELEPHONE 401-765-1500
COMPANY CVS HEADQUARTERS
STREET ADDRESS 1 CVS DR
CITY AND STATE WOONSOCKET RI
ZIP CODE 02895-6146

2 DELIVERY TO
NAME Mr. John Cheveddén
TELEPHONE 310-371-7872
COMPANY
STREET ADDRESS 2215 Nelson Ave., No. 205
DEPT/FLR
CITY AND STATE Redondo Beach CA
ZIP CODE 90278

3 WEIGHT — ENTER "LTR" IF LETTER: LTR — DIMENSIONAL WEIGHT

4 [X] NEXT DAY AIR [ ] EXPRESS (INTL)
FOR WORLDWIDE EXPRESS SHIPMENTS [ ] DOCUMENTS ONLY

5 [ ] SATURDAY PICKUP [ ] SATURDAY DELIVERY
[ ] INSURED VALUE $ ______ AMOUNT
[ ] C.O.D. $ ______ AMOUNT

6 [ ] An Additional Handling Charge applies for certain items. See instructions.

7 BILL SHIPPER [X] — BILL RECEIVER [ ] — BILL THIRD PARTY [ ] — CREDIT CARD [ ] — CHECK [ ]

8 THIRD PARTY'S UPS ACCT NO. OR MAJOR CREDIT CARD NO. — EXPIRATION DATE
THIRD PARTY'S COMPANY NAME
STREET ADDRESS
CITY AND STATE — ZIP CODE

9 SHIPPER'S SIGNATURE X [signature]
DATE OF SHIPMENT





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Tracking Number	Status	Delivery Information	
1. 1Z 033 929 22 1002 948 7 Detail	**Delivered**	Delivered on:	Oct 19, 2004 9:10 A.M.
		Delivered to:	PIERMONT, NY,
		Service Type:	NEXT DAY AIR
2. 1Z 033 929 22 1002 947 8 Detail	**Delivered**	Delivered on:	Oct 19, 2004 9:10 A.M.
		Delivered to:	REDONDO BEACH US
		Signed by:	CHEVEDRON
		Service Type:	NEXT DAY AIR

Tracking results provided by UPS: Dec 15, 2004 10:53 A.M. Eastern Time (USA)

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EXHIBIT "D"

CVS/pharmacy®

ZENON P. LANKOWSKY
Vice President, General Counsel and Secretary

December 14, 2004

VIA UPS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Further to our conversation of December 10, 2004 regarding the shareholder proposal of Mr. William Steiner, CVS Corporation (the "Company") confirms that it has not received any evidence relating to Mr. Steiner's ownership of the Company's common stock.

This letter also confirms the Company's intention to seek to have the proposal excluded on one or more of the bases set forth in Rule 14a-8(i) of the Securities Exchange Act of 1934 unless the proposal is voluntarily withdrawn. I would appreciate your response by 5.00 p.m. (EST) on Friday, December 17, 2004.

Sincerely,

Zenon P. Lankowsky
Vice President, General Counsel and Secretary
(401) 770-3550

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968
Via UPS

ONE CVS DRIVE, WOONSOCKET RI 02895 401-770-3550 FAX 401-765-7887 EMAIL ZPLANKOWSKY@CVS.COM

EXHIBIT "E"

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 033 929 22 1002 957 6

1 UPS ACCOUNT NO. 033929

REFERENCE NUMBER

NAME Lenon Lankowsky TELEPHONE 401-765-1500

COMPANY CVS HEADQUARTERS

STREET ADDRESS 1 CVS DR.

CITY AND STATE WOONSOCKET RI ZIP CODE 02895-6146

2 NAME William Steiner TELEPHONE ( )

COMPANY —

STREET ADDRESS 112 Abbottsford Gate

CITY AND STATE Piermont NY ZIP CODE 10968

SHIPPER'S COPY 1

ENTER "LTR" IF LETTER — WEIGHT

4 NEXT DAY AIR [✓] EXPRESS (INT'L) [ ]

FOR WORLDWIDE EXPRESS SHIPMENTS — DOCUMENTS ONLY [ ]

5 SATURDAY PICKUP [ ] SATURDAY DELIVERY [ ]

INSURED VALUE $ AMOUNT

C.O.D. $ AMOUNT

6 An Additional Handling Charge applies for certain items. See instructions.

7 [✓]

8 THIRD PARTY'S UPS ACCT. NO. OR MAJOR CREDIT CARD NO. — EXPIRATION DATE

THIRD PARTY'S COMPANY NAME

STREET ADDRESS

CITY AND STATE — ZIP CODE

9 SHIPPER'S SIGNATURE X [signature]

DATE OF SHIPMENT 12/14/04

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 033 929 22 1002 958 5

1 UPS ACCOUNT NO. 033929

REFERENCE NUMBER

NAME Lenon Lankowsky TELEPHONE 401-765-1500

COMPANY CVS HEADQUARTERS

STREET ADDRESS 1 CVS DR

CITY AND STATE WOONSOCKET RI ZIP CODE 02895-6146

2 NAME John Chevedden TELEPHONE (31[illegible]) 371-7872

COMPANY —

STREET ADDRESS 2215 Nelson Avenue DEPT/FLOOR No. 205

CITY AND STATE Redondo Beach C[A] ZIP CODE 90278

SHIPPER'S COPY 1

WEIGHT — ENTER "LTR" IF LETTER — DIMENSIONAL WEIGHT

4 NEXT DAY AIR [✓] EXPRESS (INT'L) [ ]

FOR WORLDWIDE EXPRESS SHIPMENTS — DOCUMENTS ONLY [ ]

5 SATURDAY PICKUP [ ] SATURDAY DELIVERY [ ]

INSURED VALUE $ AMOUNT

C.O.D. $ AMOUNT

6 An Additional Handling Charge applies for certain items. See instructions.

7 [✓]

8 THIRD PARTY'S UPS ACCT. NO. OR MAJOR CREDIT CARD NO. — EXPIRATION DATE

THIRD PARTY'S COMPANY NAME

STREET ADDRESS

CITY AND STATE — ZIP CODE

9 SHIPPER'S SIGNATURE X [signature]

DATE OF SHIPMENT 12/14/04



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Tracking Number	Status	Delivery Information	
1. 1Z 033 929 22 1002 957 6 Detail	Delivered	Delivered on:	Dec 15, 2004 9:34 A.M.
		Delivered to:	PIERMONT, NY,
		Service Type:	NEXT DAY AIR
2. 1Z 033 929 22 1002 958 5 Detail	Delivered	Delivered on:	Dec 15, 2004 9:11 A.M.
		Delivered to:	REDONDO BEACH US
		Signed by:	CHEVEDON
		Service Type:	NEXT DAY AIR

Tracking results provided by UPS: Dec 16, 2004 9:53 A.M. Eastern Time (USA)

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Back to Top

EXHIBIT "F"

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Thursday, December 16, 2004 2:02 PM
To: 'olmsted7p@earthlink.net'
Cc: Lankowsky, Zenon P.
Subject: FW: CVS/Pharmacy: Verification of rule 14a-8 stock ownership

Dear Mr. Chevedden:

Mr. Lankowsky asked that I respond to your e-mail below.

We have checked and have been advised that the relevant fax machine does not store information regarding incoming faxes.

Mr. Lankowsky would welcome a discussion of the proposal if you would like to give him a call by this Friday, December 17.

Thank you,

Tom Moffatt
Senior Legal Counsel - Corporate
CVS Pharmacy, Inc.
One CVS Drive
Woonsocket, RI 02895

-----Original Message-----
From: Lankowsky, Zenon P.
Sent: Wednesday, December 15, 2004 12:45 PM
To: Moffatt, Thomas S.
Subject: FW: CVS/Pharamacy: Verification of rule 14a-8 stock ownership

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 15, 2004 12:31 PM
To: Lankowsky, Zenon P.
Cc: cfletters@sec.gov
Subject: CVS/Pharamacy: Verification of rule 14a-8 stock ownership

Mr. Lankowsky,
To back-up the company claim of not receiving verification of rule 14a-8 stock ownership:
Has the company made a reasonable search of the incoming fax log between the fax machine that received the original proposal and my FX: 310-371-7872 for the week of October 18, 2004.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
cfletters@sec.gov

6 Copies December 28, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

CVS Corporation (CVS)
Rejectable No Action Request Papers

Lades and Gentlemen:

The company had delivered to me via FedEx on December 28, 2004 what appeared to be exhibits for a no action request letter. However there was no evidence of a copy of such no action request letter. This omission would lead all concerned to believe that the company forwarded identical papers to the Office of Chief Counsel.

Since no action requests cannot be considered without a no action request letter, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable as not constituting a proper no action request and all concerned can move on to the requests of other companies.

Sincerely,

John Chevedden

cc: William Steiner
Zenon P. Lankowsky
Corporate Secretary
PH: 401-765-1500
PH: 401-770-3550
FX: 401-765-7887

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies

January 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

CVS Corporation (CVS)
Initial Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 19, 2004. The broker verification letter is attached. The company fax number that received the verification was FX: 401-765-7887, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 19, 2004 at the following times:

21:57 and 21:59 according to the fax machine confirmation
10:01:18 PM and 10:02:30 PM according to the telephone bill

The above times are verified by the below line-item print-outs.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,

John Chevedden
cc: William Steiner
Zenon P. Lankowsky

10/19	21:57	14017657887	28	01	OK	TX	ECM
10/19	21:59	14017657887	28	01	OK	TX	ECM

(401) 765 - 7887	Rhode Island	10/19/2004	10:01:18 PM	00:00:40	$0.032
(401) 765 - 7887	Rhode Island	10/19/2004	10:02:30 PM	00:00:41	$0.033


DJF

DISCOUNT BROKERS

Date: 18 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000236, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5300 shares of CVS Corp. Del; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/5/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

(CVS) Post-it® Fax Note 7671	Date 10-19-04	# of pages ▶ 1
To Zenon Lankinsky	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 401-765-7887	Fax #	

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 4, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CVS Corporation – Shareholder Proposal of William Steiner

Dear Sir or Madam:

We refer to our letter dated December 27, 2004 (the "December 27 letter"), which was filed with your office on December 28, 2004, regarding a certain shareholder proposal and supporting statement submitted by Mr. William Steiner (the "Proponent") for inclusion in the proxy materials that CVS Corporation intends to distribute in connection with its 2005 Annual Meeting of Stockholders.

In reference to the letter to you from Mr. John Chevedden dated December 28, 2004, we advise that at the same time that our December 27 letter was filed with your office, a copy of our letter, together with all exhibits, was sent by overnight courier to the Proponent and to Mr. Chevedden, the Proponent's nominated proxy. At the request of Mr. Chevedden, a further copy of the December 27 letter, together with all exhibits, was sent to the Proponent and to Mr. Chevedden by overnight courier on January 3, 2005.

We are enclosing herewith six copies of this letter. Please call either of the undersigned at (212) 450-4539 or (212) 450-4325, respectively, if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg
Nick McGlew

cc: Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

William Steiner
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

CVS Corporation (CVS)
Initial Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

The company initially forwarded to the shareholder party only the exhibits to its no action request. And these exhibits were confusing because they were not stapled together in one set. It is not clear whether this was an honest mistake. Meanwhile another company repeatedly fails to froward exhibits.

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 19, 2004. The broker verification letter is attached. The company fax number that received the verification was FX: 401-765-7887, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 19, 2004 at the following times:

21:57 and 21:59 according to the fax machine confirmation
10:01:18 PM and 10:02:30 PM according to the telephone bill

The above times are verified by the below line-item print-outs.

The company apparently believes a clarification is needed under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: William Steiner
Zenon P. Lankowsky

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies

January 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

CVS Corporation (CVS)
Initial Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 19, 2004. The broker verification letter is attached. The company fax number that received the verification was FX: 401-765-7887, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 19, 2004 at the following times:

21:57 and 21:59 according to the fax machine confirmation

10:01:18 PM and 10:02:30 PM according to the telephone bill

The above times are verified by the below line-item print-outs.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,

John Chevedden

cc: William Steiner
Zenon P. Lankowsky

10/19	21:57	14017657897	28	01	OK	TX	ECM
10/19	21:59	14017657887	28	01	OK	TX	ECM

(401) 765 - 7887	Rhode Island	10/19/2004	10:01:18 PM	00:00:40	$0.032
(401) 765 - 7887	Rhode Island	10/19/2004	10:02:30 PM	00:00:41	$0.033


DJF

DISCOUNT BROKERS

Date: 18 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5300 shares of CVS Corp. Del.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/5/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

CVS

Post-it® Fax Note 7671	Date 10-19-04 # of pages ▶ 1
To Zenon Lankowsky	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 401-765-7887	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 21, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CVS Corporation – Shareholder Proposal of William Steiner

Dear Sir or Madam:

We refer to Mr. John Chevedden's letters dated January 4, 2005 and January 7, 2005 (the "January 2005 letters"), which were received by CVS Corporation (the "Company") on January 19, 2005 (having been sent by regular mail and postmarked on January 12, 2005), regarding a certain shareholder proposal and supporting statement (the "Proposal") submitted by Mr. William Steiner (the "Proponent") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2005 Annual Meeting of Stockholders.

Mr. Chevedden, the Proponent's nominated proxy, claims in the January 2005 letters that the broker verification of share ownership was sent by facsimile to the Company on October 19, 2004. However, as indicated in the Company's no-action request dated December 27, 2004, the facsimile machine to which such verification is purported to have been sent does not keep a stored log of incoming facsimile information, nor was the Company able to locate any stored incoming facsimile information by searching the facsimile machine. As a result, the Company does not have any record or evidence of the contents of the facsimiles that were allegedly sent on October 19, 2004. We would also submit that the Company conveyed to Mr. Chevedden in a number of conversations in December 2004 the Proponent's failure to provide verification of his share ownership, but it was not until the January 2005 letters that the Company received such verification.

In reference to Mr. Chevedden's argument that the staff of the Office of the Chief Counsel (the "Staff") should deny the Company's no-action request based on the Staff's decision in *The Mony Group Inc.* (February 18, 2004), the Company acknowledges that the text of the Proposal is similar to that in *The Mony Group Inc.* However, the Company is seeking to exclude the Proposal on different substantive bases than those put forth by the issuer in *The Mony Group Inc.* Specifically, in *The Mony Group Inc.*, the issuer sought to have the proposal excluded in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6). As indicated in the Company's no-action request, the Company considers that Rules 14a-8(i)(3) and 14a-8(i)(7) provide the appropriate substantive grounds for the exclusion of the Proposal. Therefore, the Company does not believe the Staff's decision in *The Mony Group Inc.* is relevant to the Staff's consideration of the Company's no-action request.

We are enclosing herewith six copies of this letter. Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg /EST

Louis Goldberg

cc: Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

William Steiner
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525
7th Copy for Date-Stamp Return

January 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

CVS Corporation (CVS)
Initial Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

Paradoxically the company January 21, 2005 letter claims that the company position should be enhanced by:
1. The company did not keep records of the relevant faxes.
2. The company disingenuously encouraged the shareholder party to produce untimely and therefore useless evidence of stock ownership in December. This was after the shareholder party had already produced timely evidence of stock ownership in October.

I will be glad to provide further documentation. For these reasons and the previously detailed reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder party have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: William Steiner
Zenon P. Lankowsky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Corporation
Incoming letter dated December 27, 2004

The proposal recommends that CVS amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders, subject to the conditions and exceptions contained in the proposal.

We are unable to concur in your view that CVS may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that CVS may exclude the proposal under rule 14a-8(i)(7) because it relates to CVS' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides CVS with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel